United States securities and exchange commission logo





                             December 26, 2023

       Rushi Shah
       Chief Executive Officer
       Mag Mile Capital, Inc.
       1141 W. Randolph St.
       Suite 200
       Chicago, IL 60607

                                                        Re: Mag Mile Capital,
Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 13,
2023
                                                            File No. 333-274354

       Dear Rushi Shah:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 4, 2023 letter.

       Form S-1/A filed December 13, 2023

       Prospectus Summary, page 4

   1. We note your response to our prior comment 3 including your statement that you
                                                        "service a number of
significant customers that own hotels and that have a license to be branded by one of these
companies." Please qualify this statement by providing a detailed discussion of your
material customer relationships for the periods presented. Your revised disclosure should
include whether you generate material revenue concentration from these customers and whether
you have any material agreements with them.
 Rushi Shah
FirstName LastNameRushi   Shah
Mag Mile Capital, Inc.
Comapany26,
December  NameMag
              2023 Mile Capital, Inc.
December
Page 2    26, 2023 Page 2
FirstName LastName
Financial Statements
General, page F-1

2. Please provide unaudited interim financial statements for the nine-month periods ended
         September 30, 2023 and 2022 that reflect the reverse merger consummated on March 20,
         2023 in an amended filing.
3. Refer to the Index to Consolidated Financial Statements on page F-10. Please delete the reference to "audited" for the Balance Sheets as of July 31, 2022. Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at
202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Austin Pattan at 202-551-6756 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Ernie Stern